UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

RadView Software Ltd.

(Name of Issuer)

Ordinary shares, NIS 0.01 par value per share

(Title of Class of Securities)

M81867109

(CUSIP Number)

Fortissimo Capital Fund

14 Hamelacha Street

Park Afek, Rosh Ha’ayin ISRAEL 48091

Telephone: 972 (3) 915-7400

Attention: Marc Lesnick

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 31, 2012

(Date of Event which Requires Filing of this Statement)

If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP No. M81867109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Fortissimo Capital Fund GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 109,887,434*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 120,092,001*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,111,367**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.4%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Calculations are based on 158,571,330 ordinary shares outstanding as of December 31, 2011 (as reported in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2012). This amendment to Schedule 13D is filed jointly by Fortissimo Capital Fund GP, L.P., Fortissimo Capital Fund (Israel) L.P., Fortissimo Capital Fund (Israeli-DP), L.P. and Fortissimo Capital Fund, L.P. (together, the "Fortissimo Entities"), acting as a “group” (within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) pursuant to the Joint Filing Agreement among the Fortissimo Entities incorporated by reference as Exhibit 1 hereto. Pursuant to the Shareholders’ Agreement incorporated by reference as Exhibit 8 hereto, the Fortissimo Entities may, together with Shem Basum Ltd., Mr. Yehuda Zisapel, and Michael Chill (the “Co-Investors”) be deemed to be members of a "group" (within the meaning of Rule 13d-5(b)(1) of the Exchange Act, and the Fortissimo Entities may be deemed to beneficially own the Ordinary Shares beneficially owned by the Co-Investors (the "Co-Investor Shares"). Accordingly, the numbers of Ordinary Shares reported in Boxes 8 and 10 as beneficially owned by the Fortissimo Entities includes the Co-Investor Shares. However, the Fortissimo Entities each disclaim beneficial ownership of the Co-Investor Shares.
**	Only Includes Ordinary Shares owned by the Fortissimo Entities and does not include the shares held by the Co-Investors (the “Co-Investor Shares”).

2

CUSIP No. M81867109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Fortissimo Capital Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 109,887,434*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 120,092,001*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,211,380**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Calculations are based on 158,571,330 ordinary shares outstanding as of December 31, 2011 (as reported in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2012). This amendment to Schedule 13D is filed jointly by the Fortissimo Entities, acting as a “group” (within the meaning of Rule 13d-5(b)(1) of the Exchange Act), pursuant to the Joint Filing Agreement among the Fortissimo Entities incorporated by reference as Exhibit 1 hereto. Pursuant to the Shareholders’ Agreement incorporated by reference as Exhibit 8 hereto, the Fortissimo Entities may, together with the Co-Investors be deemed to be members of a "group" (within the meaning of Rule 13d-5(b)(1) of the Exchange Act), and the Fortissimo Entities may be deemed to beneficially own the Co-Investor Shares. Accordingly, the numbers of Ordinary Shares reported in Boxes 8 and 10 as beneficially owned by the Fortissimo Entities includes the Co-Investor Shares. However, the Fortissimo Entities each disclaim beneficial ownership of the Co-Investor Shares.
**	Only Includes Ordinary Shares owned by the Reporting Person and does not include the shares owned by the other Fortissimo Entities or the Co-Investor Shares.
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CUSIP No. M81867109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Fortissimo Capital Fund (Israel) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 109,887,434*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 120,092,001*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,237,373**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.8%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
*	Calculations are based on 158,571,330 ordinary shares outstanding as of December 31, 2011 (as reported in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2012). This amendment to Schedule 13D is filed jointly by the Fortissimo Entities, acting as a “group” (within the meaning of Rule 13d-5(b)(1) of the Exchange Act), pursuant to the Joint Filing Agreement among the Fortissimo Entities incorporated by reference as Exhibit 1 hereto. Pursuant to the Shareholders’ Agreement incorporated by reference as Exhibit 8 hereto, the Fortissimo Entities may, together with the Co-Investors be deemed to be members of a "group" (within the meaning of Rule 13d-5(b)(1) of the Exchange Act), and the Fortissimo Entities may be deemed to beneficially own the Co-Investor Shares. Accordingly, the numbers of Ordinary Shares reported in Boxes 8 and 10 as beneficially owned by the Fortissimo Entities includes the Co-Investor Shares. However, the Fortissimo Entities each disclaim beneficial ownership of the Co-Investor Shares.
**	Only Includes Ordinary Shares owned by the Reporting Person and does not include the shares owned by the other Fortissimo Entities or the Co-Investor Shares.
4

CUSIP No. M81867109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Fortissimo Capital Fund (Israel-DP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 109,887,434*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 120,092,001*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,662,614**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
*	Calculations are based on 158,571,330 ordinary shares outstanding as of December 31, 2011 (as reported in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2012). This amendment to Schedule 13D is filed jointly by the Fortissimo Entities, acting as a “group” (within the meaning of Rule 13d-5(b)(1) of the Exchange Act), pursuant to the Joint Filing Agreement among the Fortissimo Entities incorporated by reference as Exhibit 1 hereto. Pursuant to the Shareholders’ Agreement incorporated by reference as Exhibit 8 hereto, the Fortissimo Entities may, together with the Co-Investors, be deemed to be members of a "group" (within the meaning of Rule 13d-5(b)(1) of the Exchange Act), and the Fortissimo Entities may be deemed to beneficially own the Co-Investor Shares. Accordingly, the numbers of Ordinary Shares reported in Boxes 8 and 10 as beneficially owned by the Fortissimo Entities includes the Co-Investor Shares. However, the Fortissimo Entities each disclaim beneficial ownership of the Co-Investor Shares.
**	Only Includes Ordinary Shares owned by the Reporting Person and does not include the shares owned by the other Fortissimo Entities or the Co-Investor Shares.
5

This Amendment No. 4 to Schedule 13D amends certain information set forth in Amendment No. 3 to the Schedule 13D filed by Fortissimo Capital Fund GP, L.P. ("FFC-GP"); Fortissimo Capital Fund (Israel), L.P. ("FFC-Israel"); Fortissimo Capital Fund (Israel-DP), L.P. ("FFC-Israel-DP); and Fortissimo Capital Fund, L.P. ("FFC Cayman") (FFC-GP, FFC-Israel, FFC-Israel-DP and FFC Cayman are collectively referred to herein as the "Reporting Persons"), with respect to beneficial ownership of ordinary shares, NIS 0.01 par value per share (“Ordinary Shares”), of RadView Software Ltd.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby amended as follows:

Interest accrued on the Convertible Loan extended by the Reporting Persons to the Issuer in April, 2006, is convertible into additional Preferred A Shares of the Issuer. In addition, 61,250,000 warrants granted to the Reporting Persons pursuant to the Purchase Agreement by and between the Reporting Persons, the Issuer and other investors, dated April 4, 2006, and pursuant to the Third Addendum to the Purchase Agreement, dated March 20, 2007, have expired, and as a result, the beneficial ownership percentage of the Reporting Persons has decreased. In total, the Reporting Persons’ beneficial ownership percentage of the Issuer’s shares has decreased from 69.3% to 61.5%.

Item 5. Interest in Securities of the Issuer

(a) - (b) Each of the Reporting Person's allocation is as follows:

Entity	Number of Shares	Number of Warrants	Number of Convert. Loan Shares	Total	% beneficial. owned *
FFC-GP	75,416,667	0	27,694,700	103,111,367	84.9%
FFC-Israel	68,194,731	0	25,042,642	93,237,373	80%
FFC-Israel –DP	4,873,101	0	1,789,513	6,662,614	9.1%
FFC Cayman	2,348,835	0	862,545	3,211,380	4.6%

*	Calculations are based on 158,571,330 ordinary shares outstanding as of December 31, 2011 (as reported in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2012). Percentage beneficially owned includes Ordinary Shares issuable upon conversion of a convertible loan, convertible within 60 days.

Each Reporting Person has shared voting power over 109,887,434 Ordinary Shares and shared dispositive power over 120,092,001 Ordinary Shares. No Reporting Person has sole voting power or sole dispositive power over Ordinary Shares. Pursuant to the Shareholders Agreement, the number of Ordinary shares for which there is shared voting power and shared dispositive power includes the Co-Investor Shares. However, the Fortissimo Entities each disclaim beneficial ownership of the Co-Investor Shares

FFC-Israel, FFC-Israel-DP and FFC Cayman invest together, in the framework of parallel private equity funds, which are managed by FFC GP. The pro-rata allocation among such entities is as follows: FFC-Israel: 90.42%; FFC-Israel-DP: 6.46%; and FFC Cayman: 3.11%.

6

FFC GP, in its capacity of being the sole general partner of FFC-Israel, FFC-Israel-DP and FFC Cayman, controls and manages each of the Reporting Persons. Accordingly, FFC GP is the beneficial owner of the Ordinary Shares held by each of the Reporting Persons. FFC GP, in its capacity as the general partner of each of the Reporting Persons, has the voting and dispositive power over the Ordinary Shares held by each of them. FFC GP may be deemed to be the indirect beneficial owner of the Ordinary Shares directly beneficially owned by the Reporting Persons.

(c) See Item 3 above. Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares of the Issuer reported by this statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Item 6 of Schedule 13D is hereby amended as follows:

•	The Convertible Loan of August 2006 was due to be repaid to the Reporting Persons on August 18, 2009. The Reporting Persons had agreed to extend the loan payment date initially to June 30, 2010 and during the extension period, the loan was non-convertible and without interest. In December 2009, the Issuer's shareholders approved, and in June 2010, the Issuer and the Reporting Person entered into, an amendment to the Convertible Loan Agreement pursuant to which the repayment date of the Convertible Loan principal and interest was extended to August 31, 2011. The Issuer 's shareholders have since approved in December 2010 and in December 2011, extensions to the Convertible Loan Agreement pursuant to which the repayment date of the Convertible Loan principal and interest is currently extended up to August 31, 2013. The Issuer and the Reporting Persons entered into an amendment to such effect. Until repayment, the Convertible Loan bears interest at 8% per annum, and is convertible at the election of the Reporting Person into Preferred A Shares at $0.03 per Preferred A Share (subject to standard adjustments).

•	Due to new requirements under the Israeli Companies Law, the Management Services Agreement between the Reporting Persons and the Issuer was submitted to the Issuer’s shareholders’ approval, which was not received, and as a result, the agreement expired as of December 2011.

Item 7.	Material to be Filed as Exhibits

1.	Joint Filing Agreement, by and among the Reporting Persons dated August 28, 2006*.

2.	Share Purchase Agreement dated as of April 4, 2006 between the Issuer and FFC GP (Incorporated by reference to Appendix C to the Issuer's Proxy Statement on Schedule 14A filed on July 6, 2006)*.

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3.	Additional Closing Addendum No. 1 to the Share Purchase Agreement, dated December 24, 2006.**

4.	Additional Closing Addendum No. 2 to the Share Purchase Agreement, dated February 7, 2007. ***

5.	Additional Closing Addendum No. 3 to the Share Purchase Agreement, dated March 20, 2007. ****

6.	Form of Warrant (Incorporated by reference to Appendix C to the Issuer's Proxy Statement on Schedule 14A filed on July 6, 2006).*

7.	Registration Rights Agreement dated as of August 18, 2006 (Incorporated by reference to Appendix E to the Issuer's Proxy Statement on Schedule 14A filed on July 6, 2006).*

8.	Shareholders Agreement, between FFC-GP (on behalf of the several partnerships with respect to which it serves as a General Partner) and the Co-Investors, dated August 17, 2006.*

9.	Convertible Loan Agreement dated April 4, 2006 (Incorporated by reference to Appendix D to the Issuer's Proxy Statement on Schedule 14A filed on July 6, 2006)*

10.	Amended Convertible Loan Agreement, dated July 26, 2006.*

11.	Amendment No. 2 to the Convertible Loan Agreement, dated June 231, 2010.

12.	Amendment No. 3 to th1e Convertible Loan Agreement, dated December, 2010.

13.	Amendment No. 4 to the Convertible Loan Agreement, dated December, 2011.

8

*	Incorporated by reference to the Schedule 13D filed by the Reporting Persons on August 28, 2006.

**	Incorporated by reference to the Schedule 13D Amendment No. 1 filed by the Reporting Persons on January 25, 2007.

***	Incorporated by reference to the Schedule 13D Amendment No. 2 filed by the Reporting Persons on February 12, 2007.

****	Incorporated by reference to the Schedule 13D Amendment No. 3 filed by the Reporting Persons on March 27, 2007.

[Remainder of page intentionally left blank]

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2012

1. Fortissimo Capital GP, LP

By its General Partner, Fortissimo Capital (GP) Management Ltd.:

/s/ Yuval Cohen

Yuval Cohen, Director

2. Fortissimo Capital Fund (Israel) LP

By its General Partner:

Fortissimo Capital GP, LP

By its General Partner, Fortissimo Capital (GP) Management Ltd.:

/s/ Yuval Cohen

Yuval Cohen, Director

3. Fortissimo Capital Fund (Israel-DP), L.P.

By its General Partner:

Fortissimo Capital GP, LP

By its General Partner, Fortissimo Capital (GP) Management Ltd.:

/s/ Yuval Cohen

Yuval Cohen, Director

4. Fortissimo Capital Fund, L.P.

By its General Partner:

Fortissimo Capital GP, LP

By its General Partner, Fortissimo Capital (GP) Management Ltd.:

/s/ Yuval Cohen

Yuval Cohen, Director

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